UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004	Commission file number 001-09553

OR

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

VIACOM EMPLOYEE SAVINGS PLAN

(Full title of the plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway
New York, New York 10036

(Address of principal executive offices)

VIACOM EMPLOYEE SAVINGS PLAN

DECEMBER 31, 2004

INDEX

Pages

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of net assets available for benefits at December 31, 2004 and 2003	2

Statement of changes in net assets available for benefits for the year ended December 31, 2004	3

Notes to financial statements	4 – 10

Supplemental Schedule:
Schedule H, line 4i – Schedule of assets held at end of year	S – 1

All other schedules are omitted as not applicable or not required.

Signatures	S – 2

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Viacom Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Viacom Employee Savings Plan (the "Plan") at December 31, 2003 and December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
June 17, 2005

VIACOM EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31,
	2004	2003
Assets
Cash and cash equivalents	$—	$105

Investments:
Investments, at fair value	1,013,195	886,336
Investments in master trust investment accounts	3,491,662	3,249,123
Participant loans	99,835	179,895

Receivables:
Employee contributions	1,731	6,742
Investment income	185	162
Total assets	4,606,608	4,322,363

Liabilities
Accrued expenses and other liabilities	45	—
Net assets available for benefits	$4,606,563	$4,322,363

The accompanying notes are an integral part of these financial statements.

VIACOM EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2004
Additions to net assets attributed to:
Investment income:
Dividends	$16,736
Interest	7,198
Net appreciation in fair value of investments	59,703
Income from master trust investment accounts	285,540

Employee contributions	179,959

Plan transfers (Note 1):
Transfer from the Viacom 401(k) Plan	631
Total additions	549,767

Deductions from net assets attributed to:
Benefits paid to participants	(257,694)
Plan expenses	(7,873)
Total deductions	(265,567)

Net increase	284,200
Net assets available for benefits, beginning of year	4,322,363
Net assets available for benefits, end of year	$4,606,563

The accompanying notes are an integral part of these financial statements.

VIACOM EMPLOYEE SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 − PLAN DESCRIPTION

The following is a brief description of the Viacom Employee Savings Plan (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

Viacom Inc. (the "Company") adopted the Plan effective January 1, 2003. This Plan is a defined contribution plan designed to provide certain employees of the Company who are (i) covered by a collective bargaining agreement, and (ii) not entitled to receive employer matching contributions in the Viacom 401(k) Plan (the "Viacom Plan"), another defined contribution plan offered by the Company, a convenient way to save for their retirement.

Eligible full-time employees may become participants in the Plan following the attainment of age 21. Part-time employees are eligible to participate in the Plan upon attainment of age 21 and completion of one thousand hours of service within a consecutive twelve-month period. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended, (the "Code") and the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by a retirement committee appointed by the Company's Board of Directors (the "Board").

Mellon Bank, N.A. (the "Trustee") is the trustee and custodian of the Plan. Certain Plan investments are shares of funds managed by the Trustee or companies affiliated with the Trustee and therefore qualify as a party-in-interest transaction. In addition, certain Plan investments are shares of the Company and therefore qualify as a party-in-interest transaction.

Plan Transfers

From time to time assets are transferred between the Plan and the Viacom Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and the participant's share of the Plan's gains or losses, net of certain plan expenses.

Plan participants have the option of investing their contributions or existing account balances among nineteen investment options. These investment options include master trust investment accounts ("Master Trust Investment Accounts" or "MTIAs"), commingled trust funds ("common collective trusts"), registered investment companies (mutual funds) and Viacom Inc. Class B Common Stock. Participants may also elect to open a self-directed brokerage account ("SDA"). Participants may not contribute directly to the SDA, but may transfer balances to the SDA from other investment funds except the INVESCO Stable Value Fund ("INVESCO Fund"). A participant may transfer up to 25% of his or her account balance (net of loans) to the SDA. The initial transfer to the SDA may not be less than $2,500 and subsequent individual transfers may not be less than $1,000.

Contributions

The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis. The Code limits the amount of annual participant contributions that can be made on a before-tax basis to $13,000 for 2004. Total compensation considered under the Plan, based on Code limits, may not exceed $205,000 for 2004. The Code also limits annual aggregate participant contributions to the lesser of $41,000 or 100% of compensation in 2004. All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination testing prescribed by the Code. Contributions to the Plan are made by means of payroll deductions for each payroll period. The Plan does not provide for employer matching contributions.

Any employee who is immediately eligible to participate in the Plan is deemed to have authorized the Company to make before-tax contributions to the Plan in an amount equal to 5% of the employee's eligible compensation upon his or her date of hire. Any such deemed authorization

VIACOM EMPLOYEE SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

takes effect following the 60th day the employee becomes eligible to participate in the Plan. However, a deemed authorization does not take effect if, during the 60-day period, the employee elects not to participate in the Plan or to participate at a different contribution rate.

All participants who have attained age 50 before the close of the calendar year are eligible to make catch-up contributions. Catch-up contributions can be made if the eligible participants made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions is $3,000 in 2004.

Vesting

Participants in the Plan are fully vested in their own contributions and earnings thereon.

Loans Outstanding

Participants may request a loan for up to the lesser of 50% of the participant's vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is one percentage point above the annual prime commercial rate (as published in The Wall Street Journal) on the first day of the calendar month in which the loan is approved, with principal and interest payable not less than quarterly through payroll deductions. Only one loan may be outstanding at any time. If, on January 1, 2004 a participant had one or more loans outstanding as a result of participation in the Viacom Plan or the Paramount Stations Group 401(k) Plan, a defined contribution plan of a subsidiary of the Company which was merged into the Viacom Plan effective with the close of business on December 31 2002, the participant may not obtain a loan from the Plan until the prior loans are repaid. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participants' then current investment elections.

The loans outstanding carry interest rates ranging from 5.0% to 10.5% as of December 31, 2004.

Distributions and Withdrawals

Earnings on employee contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments over a period of up to 20 years in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70½ unless they are still employed.

Participants in the Plan may elect to withdraw part or all of their after-tax and rollover contributions and earnings thereon. Upon attainment of age 59½, participants may withdraw all or part of their before-tax contributions and earnings thereon. The Plan limits each participant to only two withdrawal elections in each calendar year with a minimum of $500 per withdrawal.

A participant may obtain a financial hardship withdrawal of part or all of the value of the before-tax contributions, and earnings thereon, provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship. There is no restriction on the number of hardship withdrawals permitted.

Plan Expenses

The fees for investment of Plan assets are charged to the Plan's investment funds. Certain administrative expenses, such as legal and accounting fees, may be paid by the Plan using forfeitures

VIACOM EMPLOYEE SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

that were transferred from prior plans or may be paid by the Company. Recordkeeping and trustees fees are paid from participant accounts and for 2004, $7,723 was paid to the Trustee for such services.

NOTE 2 − SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition

Short-term money market obligations are carried at amortized cost which approximates fair value due to the short-term maturity of these investments.

Viacom Inc. Class A Common Stock and Class B Common Stock and investments in registered investment companies are reported at fair value based on quoted market prices on national security exchanges. The fair value of investments in separate accounts is determined by the Trustee based upon the fair value of the underlying securities. The fair value of investments in commingled trust funds are determined by each fund's trustee based upon the fair value of the underlying securities. Participant loans are recorded at cost, which approximates fair value. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Interest in Master Trust Investment Accounts

The Company and certain affiliated companies entered into a master trust agreement (the "Master Trust") to invest the assets of the Plan as well as affiliated companies' plans. Pursuant to the Master Trust, the Trustee has created six MTIAs. Prior to June 2004, the MTIAs consisted of the INVESCO Fund, the Putnam Large Cap Growth Fund (the "Putnam Fund"), the Barclays Global Investors S&P 500 Index Fund, Mellon Bank EB SMAM Aggregate Bond Index Fund, Mellon Capital Tactical Asset Allocation Fund and The Boston Company Large Cap Value Fund. In June 2004, the Putnam Fund was replaced with the Wellington Growth Fund, a fund with investment objectives similar to the Putnam Fund. The Mellon Bank EB SMAM Aggregate Bond Index Fund, Mellon Capital Tactical Asset Allocation Fund and The Boston Company Large Cap Value Fund are each managed by a division or affiliate of the Trustee, a party-in-interest to the Plan. Each of these MTIAs is maintained exclusively for the Master Trust. Each participating plan has an undivided interest in the MTIAs.

The INVESCO Fund invests primarily in benefit-responsive guaranteed investment income contracts, separate accounts and synthetic guaranteed investment contracts. The fair value of a unit of participation in the INVESCO Fund is determined by the Trustee based on the contract value of the underlying investments, which represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. The fair value of a unit of participation in all other MTIAs is determined by the Trustee based on the quoted market prices of the underlying securities. Net investment assets and net earnings/losses on the MTIAs are allocated daily to the plans investing in the MTIAs based on each plan's proportionate interest. Income is distributed to participants based on their respective account balances.

Security Transactions

Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

VIACOM EMPLOYEE SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NOTE 3 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in values in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 4 – INVESTMENTS

Individual investments representing 5% or more of the Plan's net assets available for benefits are identified below:

	At December 31,
	2004	2003
Mellon Aggregate Bond Index Fund MTIA	$298,060	$310,227
Vanguard Lifestrategy Moderate Growth Fund	$453,037	$455,995
INVESCO Fund MTIA	$670,946	$653,086
Barclays Global Investors S&P 500 Index Fund MTIA	$2,342,041	$2,113,001

VIACOM EMPLOYEE SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

During the year ended December 31, 2004 the Plan's investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) as follows:

Registered investment companies (mutual funds)	$63,745
Commingled trusts	16,566
Viacom Inc. Class A and B Common Stock	(20,608)
Net appreciation	$59,703

NOTE 5 − INCOME TAX STATUS

The Company believes that the Plan satisfies the qualification requirements of Section 401(a) and 501(a) of the Code.

NOTE 6 – TERMINATION PRIORITIES

Although the Company anticipates that the Plan will continue indefinitely, except as set forth in Note 9, it reserves the right by action of its Board to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits.

Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

NOTE 7 − INVESTMENT IN MASTER TRUST INVESTMENT ACCOUNTS

The value of the Plan's interest in the total investments of each of the MTIAs at December 31, 2004 and 2003 were as follows:

	December 31,
	2004	2003
Barclays Global Investors S&P 500 Index Fund	.40%	.37%
INVESCO Fund	.12%	.11%
Mellon Bank EB SMAM Aggregate Bond Index Fund	.49%	.53%
Mellon Capital Tactical Asset Allocation Fund	.01%	—
Putnam Fund	—	.07%
The Boston Company Large Cap Value Fund	.09%	.09%
Wellington Growth Fund	.06%	—

See Note 2 for a description of the MTIAs.

VIACOM EMPLOYEE SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

The following table presents the investments held by the MTIAs:

	At December 31,
($ in thousands)	2004	2003
Barclays Global Investors S&P 500 Index Fund (a)	$588,773	$565,116
INVESCO Fund, at contract value
Synthetic investment contracts	27,989	59,353
Separate accounts	537,893	501,286
Guaranteed investment contracts	2,611	7,531
Registered investment companies	—	1,370
Common collective trusts	10,849	5,989
Mellon Bank EB SMAM Aggregate Bond Index Fund (a)	60,919	58,783
Mellon Capital Tactical Asset Allocation Fund (a)	4,350	1,993
Putnam Fund, at fair value
Common stocks	—	138,793
Registered investment companies	—	3,686
Common collective trusts	—	448
The Boston Company Large Cap Value Fund (a)	86,303	73,380
Wellington Growth Fund, at fair value
Common stocks	188,276	—
Common collective trust	2,300	—
Net Investments held by the MTIAs	$1,510,263	$1,417,728

(a)	Invested entirely in commingled trust funds.

Investment income of the MTIAs was as follows:

($ in thousands)	Year Ended December 31, 2004
Dividends	$1,653
Guaranteed investment contracts	317
Interest income	49
Net appreciation of commingled trust funds	70,056
Net appreciation of Wellington Growth and Putnam Fund	9,844
Separate accounts	24,052
Synthetic investment contracts	2,030
Investment manager fees	(1,607)
Net investment income	$106,394

The guaranteed investment contracts and synthetic investment contracts are fully benefit-responsive and are valued at contract value. The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. At December 31, 2004 and 2003, investments in the INVESCO Fund MTIA at contract value of $579,341,362 and $575,528,779, respectively, had fair values in the aggregate of $592,055,638 and $598,977,561, respectively. The average yield was approximately 4.8% for 2004 and crediting interest rates were approximately 4.1% at December 31, 2004 and 4.3% at December 31, 2003.

VIACOM EMPLOYEE SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

A synthetic guaranteed investment contract provides for guaranteed returns on principal over a specified period of time through benefit responsive wrapper contracts issued by a third party which are backed by underlying assets. The wrapper contracts provide market and cash flow risk protection to the Plan and provide for the execution of participant initiated transactions in the Plan at contract value. Included in the contract value of the synthetic guaranteed investment contracts is $1,239,487 and $2,828,583 at December 31, 2004 and 2003, respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts is greater than the value of the underlying assets.

NOTE 8 − RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2004	2003
Net assets available for benefits per the financial statements	$4,606,563	$4,322,363
Amounts allocated to withdrawing participants	—	(77,000)
Net assets available for benefits per the Form 5500	$4,606,563	$4,245,363

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2004
Benefits paid to participants per the financial statements	$257,694
Add: Amounts allocated to withdrawing participants at December 31, 2004	—
Less: Amounts allocated to withdrawing participants at December 31, 2003	(77,000)
Benefits paid to participants per the Form 5500	$180,694

Amounts allocated to withdrawing participants will be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but were not paid as of that date.

NOTE 9 – SUBSEQUENT EVENT

Effective after the close of business on June 14, 2005 the Plan's assets and liabilities were merged into the Viacom Plan and the Plan ceased to exist as a stand-alone plan. Although the Company has not expressed any intent to terminate the Viacom Plan, it is free to do so at any time, subject to the provisions of ERISA. In the event of a Viacom Plan termination, participants become fully vested. Upon termination, the Viacom Plan provides that the net assets of the Viacom Plan be distributed to participants based on their respective account balances.

SCHEDULE H, line 4i

VIACOM EMPLOYEE SAVINGS PLAN
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2004

Identity of issuer, borrower, lessor or similar party	Maturity and Interest Rates	Current Value
CORPORATE STOCK–COMMON
* VIACOM INC CLASS A COMMOM STOCK		$11,160
* VIACOM INC CLASS B COMMOM STOCK		85,116
TOTAL CORPORATE COMMON STOCK		96,276
REGISTERED INVESTMENT COMPANIES
DFA U.S. SMALL CAP FUND		134,969
FIDELITY MID CAP STOCK FUND		13,568
FIDELITY SELECT TECHNOLOGY FUND		16,697
VANGUARD CALVERT SOCIAL INDEX FUND		787
VANGUARD LIFESTRATEGY CONSERVATIVE GROWTH FUND		3,772
VANGUARD LIFESTRATEGY GROWTH FUND		155,069
VANGUARD LIFESTRATEGY MODERATE GROWTH FUND		453,037
TOTAL REGISTERED INVESTMENT COMPANIES		777,899
COMMINGLED TRUST FUNDS
CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND		17,426
CAPITAL GUARDIAN INTL EQUITY FUND		121,399
* TBC INC. POOLED EMPLOYEE DAILY LIQUIDITY FUND		195
TOTAL COMMINGLED TRUST FUNDS		139,020
LOANS TO PARTICIPANTS	Various maturities and interest rates ranging from 5.0% to 10.5%	99,835
GRAND TOTAL		$1,113,030

* Identified as a party-in-interest to the Plan.

S-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

VIACOM EMPLOYEE SAVINGS PLAN

Date: June 17, 2005	By:	/s/ Barbara Mickowski
Barbara Mickowski
Member of the Retirement Committee

S-2